================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 13E-3

                        RULE 13E--3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             WESTERBEKE CORPORATION
                             ----------------------
                              (Name of the Issuer)

                             WESTERBEKE CORPORATION
                             JOHN H. WESTERBEKE, JR.
                       WESTERBEKE ACQUISITION CORPORATION
                       ----------------------------------
                       (Names of Persons Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    957547102
                                    ---------
                      (CUSIP Number of Class of Securities)

                               ------------------

FOR WESTERBEKE CORPORATION:          FOR JOHN H. WESTERBEKE, JR. AND WESTERBEKE
      JOHN J. BUTLER                         ACQUISITION CORPORATION:
        TORYS LLP                               WALTER W. SIMMERS
     237 PARK AVENUE                            PEPE & HAZARD LLP
  NEW YORK, NY 10017-3142                        GOODWIN SQUARE
     (212) 880-6000                          HARTFORD, CT 06103-4302
                                                 (860) 522-5157

                               ------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE*

--------------------------------------------------------------------------
TRANSACTION VALUE                                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------
   $2,669,577                                                $216
--------------------------------------------------------------------------

* The transaction valuation was based upon the sum of the product of 889,859 shares of common stock, $0.01 par value, of Westerbeke Corporation, at a price of $3.00 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $80.90 per million dollars of transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0--11(a)
(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $216
Form or Registration No.: Schedule 14A
Filing Party:  Westerbeke Corporation
Date Filed: May 23, 2003

                                  INTRODUCTION

                  This Rule 13e-3 Transaction statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Westerbeke Corporation, a Delaware corporation ("Westerbeke"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) John H. Westerbeke, Jr., a natural person and beneficial owner of approximately 57.8% of Westerbeke's common stock ("Mr. Westerbeke") and (iii) Westerbeke Acquisition Corporation, a Delaware corporation ("Acquisition Corporation"), the record owner of 56.2% of Westerbeke's common stock, in connection with the merger of Acquisition Corporation with and into Westerbeke (the "Merger"), with Westerbeke as the surviving corporation. As a result of the proposed Merger, (i) Westerbeke will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by Mr. Westerbeke and (ii) each issued and outstanding share of Westerbeke common stock will be converted into the right to receive $3.00 in cash, except that shares held in treasury and shares beneficially owned by Mr. Westerbeke or by any holder who properly demands appraisal rights under Delaware law will be cancelled.

                  Concurrently with the filing of this Schedule l3E-3, Westerbeke is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Westerbeke board of directors is soliciting proxies from stockholders of Westerbeke in connection with the Merger. The information in the proxy statement, including all annexes and exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes and exhibits to the proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement.

ITEM 1. SUMMARY TERM SHEET.

                  The information contained in the proxy statement under the heading "Summary Term Sheet" is incorporated into this Schedule 13E-3 by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

                  (a) Name and Address.

                  The information contained in the proxy statement under the caption "Summary Term Sheet--Information About Westerbeke, Mr. Westerbeke and Acquisition Corporation" is incorporated into this Schedule 13E-3 by reference.

                  (b) Securities.

                  The information contained in the proxy statement under the caption "Summary Term Sheet--The Special Meeting--Record Date for Voting" is incorporated into this Schedule 13E-3 by reference.

                  (c) Trading Market and Price.

                  The information contained in the proxy statement under the caption "Summary Term Sheet--Market Price of and Dividends on Westerbeke's Common Equity" is incorporated into this Schedule 13E-3 by reference.

                  (d) Dividends.

                  The information contained in the proxy statement under the caption "Summary Term Sheet--Market Price of and Dividends on Westerbeke's Common Equity " is incorporated into this Schedule 13E-3 by reference.

                  (e) Prior Public Offerings.

                  Not applicable.

                  (f) Prior Stock Purchases.

                  Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

                  (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Information About Westerbeke, Mr. Westerbeke and Acquisition Corporation" and "Special Factors--Background of the Merger" is incorporated into this Schedule 13E-3 by reference. During the past five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                  Directors and Executive Officers of Westerbeke.

                  The table below sets forth for each of the directors and executive officers of Westerbeke their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless otherwise indicated, each person's principal address is c/o Westerbeke Corporation, Myles Standish Industrial Park, Taunton, Massachusetts 02780; telephone: (508) 823-7677.

          NAME                                  BUSINESS EXPERIENCE
          ----                                  -------------------
Gerald Bench                   Vice Chairman, TDG Aerospace, Inc. (manufacturer of
                               aircraft de-icing devices) since January 2001;
                               President, BFT Holdings Co., Inc. (investors in
                               emerging growth businesses) from November 1996 to
                               January 2001; President and Chief Executive
                               Officer, Hadley Fruit Orchards, Inc. from November
                               1996 to June 1999; Director of Westerbeke since
                               June 1986.

Thomas M. Haythe               Business and Legal Consultant since February 2000;
                               Partner, Haythe & Curley (attorneys) (now known as
                               Torys LLP) from 1982 to January 2000; Director,
                               Ramsay Youth Services, Inc. (provider of youth and
                               educational services); Director, Novametrix Medical
                               Systems (manufacturer of electronic medical
                               instruments from March 1978 to April 2002; Director
                               of Westerbeke since June 1986.

James W. Storey                Consultant since January 1993; Director of
                               Westerbeke since June 1986.

John H. Westerbeke, Jr.        Incorporated by reference to "Summary Term
                               Sheet--Information About Westerbeke, Mr. Westerbeke
                               and Acquisition Corporation" in the proxy statement.

Gregory Haidemenos             Chief Financial Officer of Westerbeke since
                               October 2000; employed by Westerbeke in various
                               capacities since 1996.

                  To the knowledge of Westerbeke, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                  Directors and Executive Officers of Acquisition Corporation.

                  Mr. Westerbeke is the sole beneficial owner of Acquisition Corporation common stock, as well as its sole director and executive officer. The table below sets forth Mr. Westerbeke's present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted, and his five-year employment history. Mr. Westerbeke is a United States citizen and his principal address is c/o Westerbeke Corporation, Myles Standish Industrial Park, Taunton, Massachusetts 02780 (508) 823-7677.

         NAME                                    BUSINESS EXPERIENCE
         ----                                    -------------------
John H. Westerbeke, Jr.          Incorporated by reference to "Summary Term
                                 Sheet--Information About Westerbeke, Mr. Westerbeke
                                 and Acquisition Corporation" in the proxy statement.

                  To the knowledge of Acquisition Corporation, during the last five years Mr. Westerbeke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

                  (a)(1)     Tender Offers.

                  Not applicable.

                  (a)(2)(i)  Transaction Description.

                  The information contained in the proxy statement under the captions "Summary Term Sheet" and "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (a)(2)(ii) Consideration.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--What You Will Be Entitled to Receive in The Merger," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Special Factors--Recommendation of the Special Committee and our Board of Directors," "Special Factors--Special Committee's Position as to the Fairness of the Merger," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger" and "The Merger--Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated into this
Schedule 13E-3 by reference.

                  (a)(2)(iii) Reasons for the Transaction.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Recommendation of the Special Committee and Our Board of Directors," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Summary Term Sheet--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--Recommendation of the Special Committee," "Special Factors--Recommendation of our Board of Directors," "Special Factors--Special Committee's Position as to the Fairness of the Merger," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger" and "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this
Schedule 13E-3 by reference.

                  (a)(2)(iv)  Vote Required For Approval.

                  The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--The Special Meeting--Procedures Relating to Your Vote at the Special Meeting," "Summary Term Sheet--The Merger Agreement--Conditions to the Merger," "The Special Meeting--Voting Rights; Vote Required for Approval" and "The Merger--Merger Agreement--Conditions to the Merger-- Conditions to Each Party's Obligation to Effect the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (a)(2)(v)   Differences in the Rights of Security Holders.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--What You Will Be Entitled to Receive in the Merger," "Special Factors--Effects of the Merger; Plans or Proposals After the Merger" and "The Merger--Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated into this Schedule 13E-3 by reference.

                  (a)(2)(vi) Accounting Treatment.

                  The information contained in proxy statements under the caption "The Merger--Accounting Treatment" is incorporated into this Schedule 13E-3 by reference.

                  (a)(2)(vii) Income Tax Consequences.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Material U.S. Federal Income Tax Consequences" and "Special Factors--Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated into this Schedule 13E-3 by reference.

                  (b)     Purchases.

                  The information contained in the proxy statement under the caption "Special Factors--Interests of Directors and Executive Officers in the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (c) Different Terms.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--What You Will Be Entitled to Receive in the Merger" and "The Merger--Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated into this Schedule 13E-3 by reference.

                  (d) Appraisal Rights.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Appraisal Rights " and "The Merger--Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

                  (e) Provisions for Unaffiliated Security Holders.

                  None.

                  (f) Eligibility for Listing or Trading.

                  Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) Transactions with Westerbeke.

                  Westerbeke leases a 40-foot sailboat from Mr. Westerbeke, pursuant to a lease expiring in July 2004. Westerbeke pays an annual rental to him of $33,500 and also pays approximately $10,000 to $15,000 of annual expenses in connection with the operation and maintenance of the sailboat. Westerbeke makes use of the sailboat to evaluate the performance of its marine engine products and for other corporate purposes.

                  In July 1994, Mr. Westerbeke executed a promissory note payable to the Company in the principal amount of $165,000. The proceeds of the loan were used by Mr. Westerbeke to purchase the sailboat described above. The loan, which is due June 1, 2004, is payable in equal monthly installments which commenced on July 1, 1994, together with interest at 7.75% per year, and is secured by the sailboat. Management of Westerbeke believes that the terms of the lease and of the secured loan are no less favorable to the Company than it could obtain from an unrelated party.

                  Westerbeke has a split-dollar insurance arrangement with Mr. Westerbeke, in connection with which Westerbeke paid the premium costs of certain life insurance policies that will pay a death benefit of not less than a total of $6,150,000 upon Mr. Westerbeke's death. Upon surrender of the policies or payment of the death benefit under them, Westerbeke is entitled to repayment of the premiums previously paid by Westerbeke, with all remaining payments to be made to Mr. Westerbeke or his beneficiaries. Applying the time value of money (using the applicable federal rates) of the premiums paid by Westerbeke during the fiscal years ended October 26, 2002 and

October 27, 2001 for the period from the date on which each premium was paid until May 19, 2003, the current dollar value of the benefit to Mr. Westerbeke of premiums paid by Westerbeke is $1,869,600. Westerbeke is permitted to terminate the agreement and request a refund of the lesser of the fair value of the mutual funds in which the premiums are invested and the total value of the premiums paid. As of July 30, 2003, pursuant to the requirements of the Sarbanes-Oxley Act of 2002, Westerbeke has stopped paying premiums in connection with the split-dollar insurance arrangement.

                  During the past two years, Thomas M. Haythe, a director of Westerbeke, rendered legal services to Westerbeke. Mr. Haythe has been paid approximately $60,000 in connection with such services. Westerbeke expects that Mr. Haythe will continue to act as the Company's general counsel in the future.

                  (b)-(c) Significant Corporate Events; Negotiations Or
Contracts.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Interests of Directors and Executive Officers in the Merger," "Special Factors--Background of the Merger," and "Special Factors--Interests of Directors and Executive Officers in the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (d)     Conflicts of Interest.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Interests of Directors and Executive Officers in the Merger," "Special Factors--Background of the Merger," "Special Factors--Interests of Directors and Executive Officers in the Merger," "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger," and "Special Factors--Effects of the Merger; Plans or Proposals After the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (e)     Agreements Involving the Subject Company's Securities.

                  The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet--Procedures Relating to Your Vote at the Special Meeting," "Special Factors--Background of the Merger," "Special Factors--Interests of Directors and Executive Officers in the Merger," "The Special Meeting--Voting Rights; Vote Required for Approval," "Special Factors--Effects of the Merger; Plans or Proposals After the Merger" and "The Merger--Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a)     Purposes.

                  The information contained in "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Purpose and Structure of the

Merger" and "Special Factors--Effects of the Merger; Plans or Proposals After the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (b) Use of Securities Acquired.

                  The information contained in the proxy statement under the captions "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" and "Special Factors--Effects of the Merger; Plans or Proposals After the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (c) Plans.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--The Merger," "Summary Term Sheet--Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet--The Merger Agreement," "Special Factors--Background of the Merger," "Special Factors--Effects of the Merger; Plans or Proposals After the Merger," "Special Factors--Interests of Directors and Executive Officers in the Merger," the introductory paragraph under "The Merger" and "The Merger--The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  (a) Purposes.

                  The information contained in the proxy statement under the captions "Special Factors--Recommendations of the Special Committee and our Board of Directors," "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (b) Alternatives.

                  The information contained in the proxy statement under the captions "Special Factors--Background of the Merger," "Special
Factors--Recommendations of the Special Committee and our Board of Directors" and "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (c) Reasons.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Summary Term Sheet--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--Background of the Merger," "Special Factors--Special Committee's Position as to the Fairness of the Merger," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--

Opinion of Stout Risius Ross, Inc." and "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (d)     Effects.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet--Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet--Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet--Material U.S. Federal Income Tax Consequences," "Summary Term Sheet--Appraisal Rights," "Special Factors--Background of the Merger," "Special Factors--Opinion of Stout Risius Ross, Inc.," "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger," "Special Factors--Effects of the Merger; Plans or Proposals After the Merger," "Special Factors--Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders," "Special Factors--Litigation," "The Merger--Payment of Merger Consideration and Surrender of Stock Certificates," "The Merger--Appraisal Rights" and "The Merger--The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

ITEM 8. FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

                  (a)-(b) Fairness; Factors Considered in Determining Fairness.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet--Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Summary Term Sheet--Mr. Westerbeke and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--Background of the Merger," "Special Factors--Recommendation of the Special Committee, "Special Factors--Recommendation of Our Board of Directors," "Special Factors--Special Committee's Position as to the Fairness of the Merger," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--Opinion of Stout Risius Ross, Inc.," "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (c)     Approval of Security Holders.

                  The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--The Special Meeting," "Summary Term Sheet--The Merger Agreement," "The Special Meeting--Voting Rights; Vote Required for Approval" and "The Merger--The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

                  (d) Unaffiliated Representative.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Summary Term Sheet--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--Background of the Merger," "Special Factors--Recommendation of the Special Committee," "Special Factors--Recommendation of Our Board of Directors," "Special Factors--Special Committee's Position as to Fairness of the Merger," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger" and "Special Factors--Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  (e) Approval Of Directors.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Summary Term Sheet--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors--Background of the Merger," "Special Factors--Recommendation of the Special Committee," "Special Factors--Recommendation of Our Board of Directors" and "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of Merger" is incorporated into this Schedule 13E-3 by reference.

                  (f) Other Offers.

                  None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a)-(c) Report, Opinion Or Appraisal; Preparer And Summary Of the Report, Opinion or Appraisal; Availability of Documents.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Special Factors--Background of the Merger," "Special Factors--Opinion of Stout Risius Ross, Inc.," "Special Factors--Special Committee's Position as to the Fairness of the Merger," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger" and "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger" is incorporated into this Schedule 13E-3 by reference.

                  The full text of the written opinion of Stout Risius Ross, Inc., dated May 2, 2003, is attached to the proxy statement as Annex B thereto and is incorporated into this Schedule 13E-3 by reference. The written materials presented by Stout Risius Ross,

Inc. to the Westerbeke Special Committee on April 25, 2003 are contained as Exhibit (c)(2) hereto and are incorporated into this Schedule 13E-3 by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  The information contained in the proxy statement under the captions "The Merger--Fees and Expenses of the Merger," "The Merger--Financing of the Merger," "The Merger--The Merger Agreement" and "Special Factors--Special Committee's Position as to the Fairness of the Merger" is incorporated into this
Schedule 13E-3 by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) Securities Ownership.

                  The information contained in the proxy statement under the caption "Security Ownership of Specified Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference.

                  (b) Securities Transactions.

                  In connection with the merger, on May 1, 2003, Acquisition Corporation acquired from Mr. Westerbeke 1,098,250 shares of Westerbeke common stock, which constituted all of the shares of common stock beneficially owned by Mr. Westerbeke (other than shares of common stock underlying presently exercisable stock options). Acquisition Corporation received such shares from Mr. Westerbeke as a capital contribution in exchange for the issuance to Mr. Westerbeke of 7,400 shares of common stock and 1,090,850 shares of preferred stock of Acquisition Corporation.

                  Mr. Westerbeke has agreed with Westerbeke that as of the effective time of the merger, all stock options held by him in respect of Westerbeke common stock will be canceled without payment.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                  The information contained in the proxy statement under the captions "Summary Term Sheet--Our Position as to the Fairness of the Merger," "Summary Term Sheet--Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet--Opinion of Stout Risius Ross,. Inc.," "Summary Term Sheet--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "Summary Term Sheet--Procedures Relating to Your Vote at the Special Meeting," "Special Factors--Background of the Merger," "Special Factors--Recommendation of the Special Committee," "Special Factors--Special Committee's Position as to the Fairness of the Merger," "Special Factors--Recommendation of our Board of Directors," "Special Factors--Opinion of Stout Risius Ross, Inc.," "Special Factors--Mr. Westerbeke's and Acquisition Corporation's Positions as to the Fairness of the Merger," "The Special Meeting--Voting Rights; Vote Required for Approval," "The

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

Merger--Appraisal Rights" and the information contained on the cover page of the proxy statement, are each incorporated into this Schedule 13E-3 by reference.

ITEM 13. FINANCIAL STATEMENTS.

                  (a) Financial Information.

                  The information contained in the proxy statement under the caption "Summary Term Sheet--Selected Financial Data of Westerbeke" is incorporated into this Schedule 13E-3 by reference. The information contained in
Item 8 of Westerbeke's Annual Report on Form 10-K for the fiscal year ended October 26, 2002 is incorporated into this Schedule 13E-3 by reference. The information contained in Item 1 of Westerbeke's Quarterly Report on Form 10-Q for the quarter ended April 26, 2003 is incorporated into this Schedule 13E-3 by reference.

                  (b) Pro Forma Information.

                  Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets.

                  The information contained in the proxy statement under the caption "The Special Meeting--Solicitation of Proxies" is incorporated into this
Schedule 13E-3 by reference.

ITEM 15. ADDITIONAL INFORMATION

                  Other Material Information.

                  The information contained in the proxy statement, including all annexes and exhibits thereto, is incorporated into this Schedule 13E-3 by reference.

ITEM 16. EXHIBITS.

(a) Preliminary proxy statement filed with the Securities and Exchange Commission on May 23, 2003 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(b)      Commitment Letter, dated March 6, 2003, from Brown Brothers Harriman &
         Co.

(c)(1) Opinion of Stout Risius Ross, Inc., financial advisor to the special committee of the board of directors of Westerbeke, dated May 2, 2003 (included as Annex B to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

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(c)(2)   Materials presented by Stout Risius Ross, Inc. to the Westerbeke special committee on April 25, 2003.

(d) Agreement and Plan of Merger, dated as of May 2, 2003 by and among Westerbeke and Acquisition Corporation (included as Annex A to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(e)      None.

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(g)      None.

(h)      None.

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

                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on May 23, 2003.

                                             WESTERBEKE CORPORATION

                                             By:/s/ Gregory Haidemenos
                                                ----------------------
                                             Name: Gregory Haidemenos
                                             Title: Chief Financial Officer

                                             /s/ John H. Westerbeke, Jr.
                                             ---------------------------
                                             John H. Westerbeke, Jr.

                                             WESTERBEKE ACQUISITION CORPORATION

                                             By:/s/ John H. Westerbeke, Jr.
                                                ---------------------------
                                             Name: John H. Westerbeke, Jr.
                                             Title: President

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

                                  EXHIBIT INDEX

(a) Preliminary proxy statement filed with the Securities and Exchange Commission on May 23, 2003 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(b)      Commitment Letter, dated March 6, 2003, from Brown Brothers Harriman &
         Co.

(c)(1) Opinion of Stout Risius Ross, Inc., financial advisor to the special committee of the board of directors of Westerbeke, dated May 2, 2003 (included as Annex B to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(c)(2) Materials presented by Stout Risius Ross, Inc. to the Westerbeke special committee on April 25, 2003.

(d) Agreement and Plan of Merger, dated as of May 2, 2003 by and among Westerbeke and Acquisition Corporation (included as Annex A to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(e)      None.

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(g)      None.

(h)      None.

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